UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Mirion Technologies, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Titles of Class of Securities)
60471A101
(CUSIP Number)

Philip Grovit
GSAM Holdings LLC
200 West Street
New York, NY 10282
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 4, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1	NAMES OF REPORTING PERSONS
GS Sponsor II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,793,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,793,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,793,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Based on 220,159,325 shares of Class A Common Stock outstanding as of April 26, 2024, as reflected in the Form 10-Q filed by the Issuer with the SEC on May 1, 2024, plus 3,978,418 shares of Class A Common Stock described by the Issuer in a Form 8-K filed by the Issuer with the SEC on May 23, 2024 and the Exchange Shares. See Item 3.

1	NAMES OF REPORTING PERSONS
The Goldman Sachs Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,588,585

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,588,585

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,588,585

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC-CO

(1)
Based on 220,159,325 shares of Class A Common Stock outstanding as of April 26, 2024, as reflected in the Form 10-Q filed by the Issuer with the SEC on May 1, 2024, plus 3,978,418 shares of Class A Common Stock described by the Issuer in a Form 8-K filed by the Issuer with the SEC on May 23, 2024 and the Exchange Shares. See Item 3.

1	NAMES OF REPORTING PERSONS
Goldman Sachs & Co. LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,588,585

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,588,585

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,588,585

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.6% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Based on 220,159,325 shares of Class A Common Stock outstanding as of April 26, 2024, as reflected in the Form 10-Q filed by the Issuer with the SEC on May 1, 2024, plus 3,978,418 shares of Class A Common Stock described by the Issuer in a Form 8-K filed by the Issuer with the SEC on May 23, 2024 and the Exchange Shares. See Item 3.

ITEM 1.     SECURITY AND ISSUER

This Amendment (this “Amendment No. 5”), which relates to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Mirion Technologies, Inc., a Delaware corporation (the “Issuer”), further amends the initial Schedule 13D (as amended prior to the date hereof, the “Initial Filing”), of GS Sponsor II LLC (the “Sponsor”), Goldman Sachs & Co. LLC (“Goldman Sachs”) and The Goldman Sachs Group, Inc. (“GS Group” and, together with Sponsor and Goldman Sachs, the “Reporting Persons”). Disclosure items set forth in the Initial Filing shall remain in effect with respect to the Reporting Persons except to the extent expressly amended or superseded by this Amendment No. 5. All capitalized terms used and not expressly defined in this Amendment have the respective meanings ascribed to such terms in the Initial Filing.

ITEM 3.     SOURCE OF FUNDS

Item 3 is hereby amended by the addition of the following:

On June 4, 2024, Sponsor entered into that certain Exchange Agreement (the “Exchange Agreement”) with the Issuer, pursuant to which Sponsor agreed to surrender Private Placement Warrants to purchase 8,500,000 shares of Class A Common Stock in exchange (the “Exchange”) for 1,768,000 shares (the “Exchange Shares”) of Class A Common Stock, which were issued by the Issuer on the same date. In connection with the Issuer’s efforts to release the Exchange Shares from certain restrictive legends and permit the Exchange Shares to be held in an account maintained at Goldman Sachs, Sponsor agreed to refrain from the direct or indirect transfer of the Exchange Shares except as permitted by the terms of that certain Certificate (the “Certificate”) delivered by it to the Issuer on June 4, 2024.

ITEM 4.     PURPOSE OF TRANSACTION

Item 4 is hereby amended by the addition of the following:

The disclosure made above in Item 3 of this Amendment is incorporated herein. Subject to market conditions, the price of, and liquidity for, the Class A Common Stock and other facts and circumstances and compliance with the applicable terms of the Certificate, Sponsor anticipates that it will sell, hedge or otherwise dispose of the Exchange Shares, from time to time  in one or more transactions. However, Sponsor may, at any time and from time to time, review or reconsider its plans with respect to the Exchange Shares, subject to the terms of the Certificate.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

Item 5 is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D is incorporated by reference into this Item 5.

(a) and (b) The percentage beneficial ownership reported herein by each Reporting Person is based on 220,159,325 shares of Class A Common Stock outstanding as of April 26, 2024, as reflected in the Form 10-Q filed by the Issuer with the SEC on May 1, 2024, plus 3,978,418 shares of Class A Common Stock described by the Issuer in a Form 8-K filed by the Issuer with the SEC on May 23, 2024 and 1,768,000 Exchange Shares.

Each of the Reporting Persons may be deemed to beneficially own 17,793,000 shares of Class A Common Stock held by Sponsor, constituting 7.9% of the outstanding shares of Class A Common Stock. The Sponsor has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, such shares of Class A Common Stock.

Each of Goldman Sachs and GS Group may be deemed to beneficially own 21,588,585 shares of Class A Common Stock, constituting 9.6% of the outstanding shares of Class A Common Stock. Each of Goldman Sachs and GS Group may be deemed to have shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, (i) 17,793,000 shares of Class A Common Stock held by Sponsor, (ii) 1,325,000 shares of Class A Common Stock of which Employee Participation 1 LLC is the record owner, (iii) 1,400,000 shares of Class A Common Stock of which Employee Participation 2 LLC is the record owner and (iv) 1,070,585 shares of Class A Common Stock borrowed by certain of subsidiaries of GS Group in the ordinary course of business to facilitate the investing activity of their clients.

(c) Except as described above in Item 3, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A, Schedule B or Schedule C, effected any transactions in the Class A Shares in the preceding sixty days.

(d) Except that certain employees of affiliates of Goldman Sachs hold and may in the future be awarded certain contingent interests in the Class A Common Stock held by the Employee Participation Vehicles, no person other than the Reporting Persons and their direct or indirect subsidiaries (and, in the case of borrowed securities, the owner thereof), is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 is amended by the addition of the following:

The disclosure set forth in Item 3 regarding the Exchange Agreement and the Certificate is incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Item 7 is amended by the addition of Exhibits 99.8 and 99.9 as follows:

Exhibit 99.8	Exchange Agreement, dated as of June 4, 2024, by and among GS Sponsor II LLC and Mirion Technologies, Inc. (filed herewith).

Exhibit 99.9	Certificate delivered by GS Sponsor II LLC on June 4, 2024 (filed herewith).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  June 6, 2024

GS SPONSOR II LLC

By:	/s/ Philip Grovit
Name	Philip Grovit
Title	Vice President

THE GOLDMAN SACHS GROUP, INC.

By:	/s/ Crystal Orgill
Name	Crystal Orgill
Title	Attorney-in-Fact

GOLDMAN SACHS & CO. LLC

By:	/s/ Crystal Orgill
Name	Crystal Orgill
Title	Attorney-in-Fact

SCHEDULE A

The name and principal occupation of each director and executive officer of GS Sponsor II LLC as of the date hereof are set forth below.

The business address for each person listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282.

All persons listed below are United States citizens.

Name	Present Principal Occupation

Raanan Agus, President	Advisory Director of Goldman Sachs & Co. LLC
Philip W. Grovit, Vice President	Managing Director of Goldman Sachs & Co. LLC

SCHEDULE B

The name and principal occupation of each member as of the date hereof of the Goldman Sachs Asset and Wealth Management Private Corporate Investment Committee, which exercises the authority of Goldman Sachs & Co. LLC in managing the investment in the Issuer, are set forth below.

The business address for each member listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, except as follows:  The business address of Joe DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104. The business address of each of Jose Barreto, Michael Bruun, James Reynolds and Michele Titi-Cappelli is Plumtree Court, 25 Shoe Lane, London EC4A 4AU, England. The business address of  Stephanie Hui is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong.

All members listed below are United States citizens, except as follows: Stephanie Hui is a citizen of the United Kingdom; Adrian M. Jones is a citizen of Ireland; Harsh Nanda is a citizen of India; each of Nicole Agnew and Gregory Olafson is a citizen of Canada; James Reynolds is a citizen of France; Michele Titi-Cappelli is a citizen of Italy; Jose Barreto is a citizen of Portugal; and Michael Bruun is a citizen of Denmark.

Name	Present Principal Occupation

Nicole Agnew	Managing Director of Goldman Sachs & Co. LLC
Anthony Arnold	Managing Director of Goldman Sachs & Co. LLC
Jose Barreto	Managing Director of Goldman Sachs International
Michael Bruun	Managing Director of Goldman Sachs International
Beat Cabiallavetta	Managing Director of Goldman Sachs & Co. LLC
Hristo Dimitrov	Managing Director of Goldman Sachs & Co. LLC
Lou D’Ambrosio	Managing Director of Goldman Sachs & Co. LLC
Joe DiSabato	Managing Director of Goldman Sachs & Co. LLC
Richard Friedman	Managing Director of Goldman Sachs & Co. LLC
Bradley J. Gross	Managing Director of Goldman Sachs & Co. LLC
Stephanie Hui	Managing Director of Goldman Sachs (Asia) L.L.C.
Adrian M. Jones	Managing Director of Goldman Sachs & Co. LLC
Thomas R. McAndrew	Managing Director of Goldman Sachs & Co. LLC
Harsh Nanda	Managing Director of Goldman Sachs & Co. LLC
James Nolan	Managing Director of Goldman Sachs & Co. LLC
Gregory Olafson	Managing Director of Goldman Sachs & Co. LLC
Kenneth Pontarelli	Managing Director of Goldman Sachs & Co. LLC
James Reynolds	Managing Director of Goldman Sachs International
Leonard Seevers	Managing Director of Goldman Sachs & Co. LLC
Saba Shikari	Managing Director of Goldman Sachs & Co. LLC
Maxine Sleeper	Managing Director of Goldman Sachs & Co. LLC
Michele Titi-Cappelli	Managing Director of Goldman Sachs International

SCHEDULE C

The name of each director and executive officer of The Goldman Sachs Group, Inc. as of the date hereof is set forth below.

The business address of each person listed below is c/o Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282.

Each person is a citizen of the United States of America except for Lakshmi N. Mittal, who is a citizen of India. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation
David M. Solomon	Chairman and Chief Executive Officer of The Goldman Sachs Group, Inc.
M. Michele Burns	Former Chairman and Chief Executive Officer, Mercer LLC; Former Chief Financial Officer of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.
Denis P. Coleman III	Chief Financial Officer of The Goldman Sachs Group, Inc.
Mark A. Flaherty	Former Vice Chairman, Wellington Management Company
Sheara J. Fredman	Chief Accounting Officer of The Goldman Sachs Group, Inc.
Carey Halio	Global Treasurer of The Goldman Sachs Group, Inc.
Kimberley D. Harris	Executive Vice President of Comcast Corporation; General Counsel of NBCUniversal
Kevin R. Johnson	Former President and Chief Executive Officer, Starbucks Corporation
Ellen J. Kullman	Executive Chair, Carbon 3D, Inc.
Brian J. Lee	Chief Risk Officer of The Goldman Sachs Group, Inc.
Lakshmi N. Mittal	Executive Chairman of ArcelorMittal S.A.
Thomas K. Montag	Chief Executive Officer of Rubicon Carbon LLC
Peter Oppenheimer	Former Senior Vice President and Chief Financial Officer of Apple, Inc.
John F.W. Rogers	Executive Vice President of The Goldman Sachs Group, Inc.
Kathryn H. Ruemmler	Chief Legal Officer and General Counsel of The Goldman Sachs Group, Inc.
Jan E. Tighe	Former Vice Admiral, United States Navy
David A. Viniar	Former Chief Financial Officer of The Goldman Sachs Group, Inc.
John E. Waldron	President and Chief Operating Officer of The Goldman Sachs Group, Inc.